Mail Stop 4-7

May 17, 2005

Francis X. Frantz
Executive Vice President and Secretary
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

Re: 	ALLTEL Corporation
Amendment No. 1 to Form S-4
Filed May 2, 2005
File No. 333-123596

Form 10-K for the fiscal year ended Dec. 31, 2004, filed February
10,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
6,
2005
File No. 1-4996


Western Wireless Corporation
Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
6,
2005
File No. 0-28160

Dear Mr. Frantz:

      We have reviewed your amended registration statement and your response letters dated April 29, 2005, and May 13, 2005, and we have the following comments. Please amend the registration statement and
ALLTEL`s Form 10-K in response to these comments as appropriate. Please respond to all other comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

ALLTEL Amendment No. 1 to Form S-4

Summary, page 5

Recent Developments, page 5

Settlement of Equity Unit Purchase Contracts, page 5

1. We note your revisions in response to prior comment 5. Please further revise to state clearly and briefly how you expect to use the proceeds. In this regard, we note your disclosure on page 104.

The Merger, page 30

Background of the Merger, page 30

2. We note your response to prior comment 11. The references to "other strategic options and transactions" is vague. Characterize the types of strategic options and transactions (e.g., other acquisitions, sales of assets, recapitalizations, etc.) considered so that investors will have a better understanding of the direction of
ALLTEL.

3. We note your revisions in response to prior comment 12. Your revised disclosure states at page 31 that on November 22, 2004, Mr.
Stanton and Mr. Ford determined an exchange ratio of approximately
0.7 shares of ALLTEL common stock for each share of Western Wireless common stock. Please revise to explain how they determined the appropriate premium.

Recommendation of the Western Wireless Board;
Western Wireless` Reasons for the Merger, page 34

Alternatives to the Merger and Advantages of the ALLTEL
Transaction,
page 35

4. We note your response to prior comment 22. Please revise to disclose your supplemental response that the Western Wireless Board did not give material consideration, if any, when deciding against continued independence, to potential acceleration of its credit facilities and potential changed treatment of its deferred tax attributes as a result of the proposed merger.

Opinion of Financial Advisor to Western Wireless, page 37

5. We note your response to prior comment 24. As previously requested by that comment, please provide us with copies of the engagement letter. We refer you to Rule 418 of Regulation C, which allows requests for supplemental information concerning the registration statement. If you wish, you may request the return of the engagement letters pursuant to Rule 418(b).

Western Wireless Valuation, page 39

Discounted Cash Flow Analysis, page 42

6. We note your revisions in response to prior comment 31. Please revise to explain what "unlevered betas" means in everyday language.

7. We note your supplemental response to prior comment 32. Please include Bear Stearns` explanation for using historical versus forward-looking multiples in its analyses.

Material United States Federal Income Tax Consequences of the
Merger,
page 52

8. We note your response to prior comment 35. We note your disclosure on page 53 that counsel has provided opinions, "each substantially to the effect that, on the basis of the facts, assumptions, and representations set forth in each of such opinions and the representations and covenants set forth in certificates obtained from officers of ALLTEL and Western Wireless, respectively, the merger will be treated as a reorganization within the meaning of
Section 368(a) of the Code and each of ALLTEL and Western Wireless will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code." The qualifications in this statement make it unclear to what extent counsel is opining that the transaction will be tax-free to investors. Please revise to clarify whether or not counsel is opining that the merger "will" be treated as a reorganization and each of ALLTEL and Western Wireless "will" be treated as a party to the reorganization so that the prospectus text is consistent with the language in counsel`s tax opinion.

The Merger Agreement, page 57

9. We note your statement that factual information about ALLTEL and
Western Wireless "can be found elsewhere in this proxy statement/ prospectus and in the other public filings each of ALLTEL and Western
Wireless makes with the Securities and Exchange Commission." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 102
Unaudited Pro Forma Combined Condensed Statement Of Income, page
103

10. We note your statements in response to prior comment 42 that ALLTEL currently has roaming agreements with the carriers that generate most of Western Wireless` roaming revenues and that management believes the Western Wireless roaming agreements will not provide significant additional value to ALLTEL post merger. The issue of whether or not an acquired contract provides significant additional value to the acquirer is not contemplated in the SFAS No.
141 guidance on assigning value to acquired assets. The fact that ALLTEL currently has roaming agreements with the same carriers should have no bearing on the fair value of the acquired roaming
agreements.
Fair value should be the amount at which the asset could be bought
or
sold in a current transaction between willing parties. Your
methods
for estimating fair value should incorporate assumptions that marketplace participants would use in making estimates of fair value.
We refer you to the FASB Board`s conclusion regarding the determination of fair value in paragraphs B172 - B174 of SFAS No. 141 and similarly, the EITF discussion in paragraph 6 of EITF 02-17. Please revise your preliminary purchase price allocation to record the roaming agreements at their fair value. In addition, please confirm to us that the values assigned to all intangible assets to be acquired in the Western Wireless acquisition, including customer relationships and cellular licensing agreements, reflect assumptions that a marketplace participant would use in making estimates of fair value.

11. Regarding your responses to prior comments 44 and 45, please compare for us the value you have assigned to the Western Wireless cellular licenses to the values determined by Western Wireless management utilizing an income approach in its most recent annual SFAS 142 impairment test, and explain to us the reasons for any material differences in the values. We recognize that ALLTEL utilized a market approach to determine fair value; however, we do not believe the method of determining fair value is a reasonable explanation for material differences in fair value determinations.

12. We note your statement in response to prior comment 45 that ALLTEL uses an income approach for valuation of cellular licenses in acquisitions and in performing annual impairment tests for purposes of SFAS 142. Management expects that the values ultimately assigned to the Western Wireless cellular licenses will be based on a combination of the Greenfield income approach and the market approach. It is unclear to us how this change in policy is preferable as it seems a valuation determined utilizing a market approach may be impacted by factors unrelated to Western Wireless. Please explain to us the likely impact of this approach on the valuations and justify to us your change in policy.

Annex A - Agreement and Plan of Merger

13. We note your revisions in response to prior comment 51.
Please
file a list that briefly identifies the subject matter of the omitted disclosure schedules, as required by Item 601(b)(2) of Regulation
S-
K.

Exhibit 5.1

14. We note that counsel has assumed and not independently verified the due authorization, execution and delivery of the Merger
Agreement
and that all those who signed certificates and documents examined by counsel had the authority to sign the certificates and documents.

These assumptions appear to be inappropriate because they assume away a significant component of counsel`s conclusion that the shares will be validly issued, fully paid, and nonassessable and because counsel is in a better position than investors to verify the facts underlying these assumptions.

Please revise to remove these assumptions or advise us in your response letter why they are appropriate.

15. We note that counsel refers to and limits the opinion to "the General Corporation Law of the State of Delaware." Please confirm to us in writing that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this written confirmation as part of your correspondence on EDGAR. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14, 2000), also known as the Current Issues Outline, which is available on our web site at http://www.sec.gov/pdf/cfcr112k.pdf.

Exhibit 8.1
Exhibit 8.2

16. We note counsels` statements in the draft tax opinions that limit the reliance on each opinion to the company to which it is addressed.
Shareholders also should be able to rely on these opinions.
Please
have counsel remove these limitations.


ALLTEL Form 10-K for the fiscal year ended Dec. 31, 2004, filed
February 10, 2005

Financial Statement and Notes

Note 1. Summary of Significant Accounting Policies, pages F-47 to
F-
53

17. We are considering your responses to prior comments 52 and 53 and the additional information provided to us in your letter dated May 13, 2005. We may have further comment.

Note 16. Business Segment, page F-75

18. We note your statement in response to prior comment 61 and the information provided in Exhibit D. Since your CODM regularly receives detailed information by subsidiary and region, such as the information on Exhibit page D-255, it is unclear why each of the subsidiaries does not meet the paragraph 10 of SFAS No. 131 definition of an operating segment. In this regard, we note in footnotes 9 and 10 of your annual financial statements your CODM has historically assessed performance and has made decisions at a level lower that your identified operating segments.

19. In addition, we note your statement in response to comment 61 that your wireline reportable segment represents the aggregation of the incumbent local exchange carrier, competitive local exchange carrier, and internet access operating segments. In light of differences in the regulatory environment and apparently, differences in economic characteristics, it is unclear how this aggregation policy is consistent with the guidance in paragraph 17 of SFAS No.
131.  Please advise us in detail or revise.

Exhibit 31(a) and Exhibit 31(b)

20. We note your response to prior comment 62. However, our position is that an amendment to the Form 10-K is required. Please amend your
Form 10-K in its entirety and include complete certifications in the exact form specified. See SEC Release No. 33-8545 (March 2,
2005),
which is available on our web site at
http://www.sec.gov/rules/final/33-8545.htm.


ALLTEL Form 10-Q for the fiscal year ended March 31, 2005, filed
May
6, 2005.

Item 4 - Controls and Procedures, page 38

21. We note the statement that "`disclosure controls and procedures`
(defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the `Exchange Act`) is recorded, processed, summarized and reported within required time periods" Please confirm to us in your response letter whether or not your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Securities Exchange Act. Further, please comply with this comment through appropriate disclosure in your future filings.


Western Wireless Form 10-Q for the fiscal year ended March 31,
2005,
filed May 6, 2005

Item 4 - Controls and Procedures, page 35

Evaluation of Disclosure Controls and Procedures, page 35

22. We note your disclosure that your Chief Executive Officer and your Chief Financial Officer "concluded that our disclosure controls and procedures were effective to ensure that all material information relating to the Company required to be included in the Company`s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Confirm to us in your response letter whether or not your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Alternatively, you may simply state, if true, that your disclosure controls and procedures were effective. See Item 307 of Regulation
S-K and Rule 13a-15(e) under the Securities Exchange Act.


*   *   *   *   *


      Please amend your registration statement and Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the cover letter on EDGAR as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

cc:	John P. Fletcher
Kutak Rock LLP
(501) 975-3001 (fax)